

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2019

Todd Hannigan
Chief Executive Officer
Paringa Resources Limited
28 West 44th Street, Suite 810
New York, NY 10036

> **Re: Paringa Resources Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2018**
> **Filed October 31, 2018**
> **File No. 001-38642**

Dear Mr. Hannigan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2018 filed October 31, 2018

Item 4. Information on the Company
A. History and Development of the Company
Summary Reserve Data, page 31

1. We note your disclosure of 49.4 million tons of reserves for the Poplar Grove mine with anticipated production of 2.8 million tons per year and a 25 year projected mine life. Please tell us if you include tonnages of saleable coal that are not under your control in your life of mine plan and, if true, please quantify these materials and explain the basis for their inclusion in your life of mine plan and feasibility study. In this regard we also note your disclosure on page 38 stating that additional mineral leases must be acquired in order to execute the life of mine plan to achieve the projected financial performance of the Poplar Grove Mine and your disclosure on page 58 of your expanded BFS located on you company website (https://www.paringaresources.com/buck-creek-mine-complex/summary-of-results-of-final-technical-studies) that of 67.7 million tons, only

37.6 million tons of the mine plan can be executed on mineral property currently controlled by Hartshorne. Please note that under Paragraph (a) of Industry Guide 7 a reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

2. We note your disclosure of the coal price used to estimate your reserves as $40.5 to $53.2 per ton. Additionally we note your disclosure on page 58 of your expanded BFS located on your company website (https://www.paringaresources.com/buck-creek-mine-complex/summary-of-results-of-final-technical-studies) of pricing ranging from $42.16 to $65.64 per ton. Please explain these differences and, if necessary, revise your filing to clarify.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact John Coleman at 202-551-3610 or Pam Howell at 202-551-3357 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: Eric Scarazzo